UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

EquiTrust Series Fund, Inc.

3.	Securities and Exchange Commission File No.:

811-02125

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

5400 University Avenue

West Des Moines, IA 50266

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David A. McNeill, Esquire

5400 University Avenue

West Des Moines, IA 50266

(515) 225-5400

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

EquiTrust Investment Management Services, Inc.

5400 University Avenue

West Des Moines, IA 50266

(515) 225-5400

EquiTrust Marketing Services, LLC

5400 University Avenue

West Des Moines, IA 50266

(515) 225-5400

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

EquiTrust Investment Management Services, Inc.

5400 University Avenue

West Des Moines, IA 50266

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

EquiTrust Marketing Services, LLC

5400 University Avenue

West Des Moines, IA 50266

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒     Yes                ☐     No

If Yes, state the date on which the board vote took place:

April 11, 2011

If No, explain

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒     Yes                ☐    No

If Yes, state the date on which the shareholder vote took place:

July 14, 2011

If No, explain

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

July 15, 2011

(b)	Were the distributions made on the basis of net assets?

☒     Yes                ☐    No

(c)	Were the distributions made pro rata based on share ownership?

☒     Yes                ☐    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations Only:

Were any distributions to shareholders made in kind?

☐     Yes                ☐    No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities

☐	Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See	question 18 above)

☐	Yes ☒ No

If	Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐    Yes                ☐    No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☒ No

If	Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$157,483

(ii)	Accounting expenses:	$1,825

(iii)	Other expenses (list and identify separately):

	Proxy Service	$162,724

	Printing	$4,819

	Tail Insurance Policy	$36,327

	Consulting Fee	$125,968

	Board Meeting	$8,592

	Transfer Agent	$209,937¹

	Redemption Account Bank Fees	$15,500¹

	JPMorgan Custodian Termination	$2,000¹

	Deregister Funds in States	$18,800¹

¹Expense is estimated

(iv)	Total expenses (sum of lines (i)-(iii) separately):

$743,975

(b)	How were those expenses allocated?

The fund incurred none of the expenses of the merger. EquiTrust Investment Management Services, Inc. or its affiliates assumed all of these expenses.

(c)	Who paid those expenses?

EquiTrust Investment Management Services, Inc. or its affiliates.

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the commission regarding the Merger or Liquidation?

☐	Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in this litigation:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Federated Liberty U.S. Government Money Market Trust, a series of Money Market Obligations Trust

Federated Total Return Bond Fund, a series of Federated Total Return Series, Inc.

Federated Bond Fund, a series of Federated Investment Series Funds, Inc.

Federated Asset Allocation Fund, a series of Federated Asset Allocation Fund

Federated Capital Appreciation Fund, a series of Federated Equity Funds

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-05950

811-07115

811-58429

811-00001

811-04017

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

333-173521; 497; May 25, 2011

333-173522; 497; May 25, 2011

333-173524; 497; May 25, 2011

333-173523; 497; May 25, 2011

333-173525; 497; May 25, 2011

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of EquiTrust Series Fund, Inc., (ii) she is the Chief Executive Officer and Secretary of EquiTrust Series Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

(Signature)

/s/ Kristi Rojohn
Kristi Rojohn